Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with Taboola’s audited consolidated financial statements and the related notes appearing elsewhere in our registration statement on Form F-1 on file with the U.S. Securities and Exchange Commission (the “SEC”) and the pro forma financial information as of and for the year ended December 31, 2020 under the heading “Unaudited Pro Forma Combined Financial Information” included as Exhibit 99.1 to this Report on Form 6-K. Some of the information contained in this discussion and analysis is set forth elsewhere in our registration statement on Form F-1 on file with the SEC, including information with respect to Taboola’s plans and strategy for Taboola’s business, and includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the section titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements,” Taboola’s actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. Throughout this section, unless otherwise noted or the context requires otherwise, “we,” “us,” “our” and the “Company” refer to Taboola and its consolidated subsidiaries, and in references to monetary amounts, “dollars” and “$” refer to U.S. Dollars, and “NIS” to refers to New Israeli Shekels.

Overview

Taboola is a technology company that powers recommendations across the Open Web with an artificial intelligence, or AI-based, algorithmic engine that we have developed over the past 13 years.

We think of ourselves as a search engine, but in reverse — instead of expecting people to search for information, we recommend information to people. You’ve seen us before: we partner with websites, devices, and mobile apps, which we collectively refer to as “digital properties’’, to recommend editorial content and advertisements on the Open Web, outside of the closed ecosystems of the walled gardens such as Facebook, Google, and Amazon.

Digital properties use our recommendation platform to achieve their business goals, such as driving new audiences to their sites and apps, or increasing engagement on site — and we don’t charge them for these services. We also provide a meaningful monetization opportunity to digital properties by surfacing paid recommendations by advertisers. Unlike walled gardens, we are a business-to-business, or B2B, company with no competing consumer interests. We only interact with consumers through our partners’ digital properties, hence we do not compete with our partners for user attention. Our motivations are aligned. When our partners win, we win, and we grow together.

We empower advertisers to leverage our AI-powered recommendation platform to reach targeted audiences, utilizing effective, native ad-formats across digital properties. We generate revenues when people click on or, in some cases, view the ads that appear within our recommendation platform. Advertisers pay us for those clicks or impressions and we share the resulting revenue with the digital properties who display those ads.

Our powerful recommendation platform was built to address a technology challenge of significant complexity: predicting which recommendations users would be interested in, without explicit intent data or social media profiles. Search advertising platforms have access, at a minimum, to users’ search queries, which indicates intent, while social media advertising platforms have access to rich personal profiles created by users. In contrast, we base our recommendations on an extensive dataset of context and user behavior derived from the intersection of thousands of digital properties and millions of recommended items, including ads and editorial content.

Our annual Revenues grew to $1,188.9 million in 2020, from $1,093.8 million in 2019 and $909.2 million in 2018. Over the same three years, our Gross profit grew to $319.5 million, from $232.0 million and $234.2 million, and our ex-TAC Gross Profit grew to $382.4 million, from $295.8 million and $281.5 million, respectively. Our Net income (loss) for the same three years was $8.5 million, ($28.0) million and $10.7 million, respectively, while our Adjusted EBITDA was $106.2 million, $34.1 million and $66.9 million, respectively. For more information about ex-TAC Gross Profit and Adjusted EBITDA, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures.”

Merger Agreement

On January 25, 2021, we and one of our subsidiaries entered into a Merger Agreement with ION Acquisition Corp. 1 Ltd. Under that agreement, our subsidiary merged with and into ION, with ION continuing as the surviving company and becoming our direct, wholly-owned subsidiary. The Merger Agreement and the related transactions were unanimously approved by both our board of directors and the Board. The Business Combination closed June 29, 2021 and our ordinary shares and warrants began trading on the NASDAQ on June 30, 2021. In connection with the Merger Agreement, we also obtained commitments for the purchase in private transactions which closed concurrently with the Business Combination of approximately $285 million of our ordinary shares, of which approximately $150 million was purchased directly from certain of our existing shareholders, primarily from early investors.

For further information please refer to the “Unaudited Pro Forma Combined Financial Information” in our registration statement on Form F-1 on file with the SEC.

Key Factors and Trends Affecting our Performance

We believe that our performance and future success depend on several factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the section entitled “Risk Factors.”

Maintaining and Growing Our Digital Property Partners

We have a robust network of digital property partners under contracts that provide exclusivity and cover multiple years at inception. These agreements typically require that our code be integrated on the digital property web page because of the nature of providing both editorial and paid recommendations. This means that in the vast majority of our business, we do not bid for ad placements, as traditionally happens in the advertising technology space, but rather see all users that visit the pages on which we appear. This is true across all platforms and in all geographies. Due to our multi-year exclusive contracts and high retention rates, our supply is relatively consistent and predictable. We had approximately 9,000, 7,000 and 6,000 digital property partners in the fourth quarter of 2020, 2019 and 2018, respectively.

We have a strong record of growing the revenue generated from our digital property partners. We grow our digital property partner relationships in four ways. First, we grow the revenue from these partnerships by increasing our yield over time. We do this by improving our algorithms, expanding our advertiser base and increasing the amount of data that helps target our ads. Second, we continuously innovate with new product offerings and features that increase revenue. Third, we innovate by launching new advertising formats. Fourth, we work closely with our digital property partners to find new placements and page types where we can help them drive more revenue.

We have two primary models for sharing revenue with digital property partners. The most common model is a straight revenue share model. In this model, we agree to pay our partner a fixed percentage of the revenue that we generate from advertisements placed on their digital properties. The second model includes guarantees. Under this model, we pay our partners the greater of a fixed percentage of the revenue we generate and a guaranteed amount per thousand page views. In the past, we have and may continue to be required to make significant payments under these guarantees.

Growing Our Advertiser Client Base

We have a large and growing network of advertisers, across multiple verticals. We had approximately 13,000, 12,000 and 10,000 advertiser clients working with us directly, or through advertising agencies, worldwide during the fourth quarter of 2020, 2019 and 2018, respectively. A large portion of our revenue comes from advertisers with specific performance goals, such as obtaining subscribers for email newsletters or acquiring leads for product offerings. These performance advertisers use our service when they obtain a sufficient return on ad spend to justify their ad spend. We grow the revenue from performance advertisers in three ways. First, we improve the performance of our network by developing new product features, improving our algorithms and optimizing our supply. Second, we secure increased budgets from existing advertisers by offering new ad formats and helping them achieve additional goals. Third, we grow our overall advertiser base by bringing on new advertisers that we have not worked with previously. In addition to our core performance advertisers, video brand advertisers are a small but growing portion of our revenue.

Improving Network Yield

One way that we grow our revenue is by increasing the yield on our network, which is a general term for the revenue that we make per advertising placement. Because we generally fill close to 100% of advertising impressions available, yield is generally not affected by changing fill rates, but rather is impacted in four ways. First, we increase our yield by improving the algorithms that select the right ad for a particular user in a particular context.  These algorithms are based on Deep Learning technology and are a key competitive advantage. Second, we continuously innovate and develop new product offerings and features for advertisers, which help increase their success rates on our network and improve yield. Third, as we grow our advertiser base and mix of advertisers, including adding advertisers able to pay higher rates, our yields increase because of increasing competitive pressure in our auction. Finally, we increase our yield by optimizing the way we work with digital properties, including changing formats and placements. Increasing yield drives higher revenues on all digital property partners. Increasing yield also generally increases margins for ex-TAC Gross Profit, a non-GAAP measure, for those digital property partners to whom we are paying guarantees.

Product and Research & Development

We view research and development expenditures as investments that help grow our business over time. These investments, which are primarily in the form of employee salaries and related expenditures and hardware infrastructure, can be broken into two categories. This first category includes product innovations that extend the capabilities of our current product offerings and help us expand into completely new markets. This includes heavy investment in AI (specifically Deep Learning) in the form of server purchases and expenses for data scientists. This category of investment is important to maintain the growth of the business but can also generally be adjusted up or down based on management’s perception of the potential value of different investment options. The second category of investments are those that are necessary to maintain our core business. These investments include items such as purchasing servers and other infrastructure necessary to handle increasing loads of recommendations that need to be served, as well as the people necessary to maintain the value delivered to our customers and digital property partners, such as investments in code maintenance for our existing products. This type of investment scales at a slower rate than the growth of our core business.

Managing Seasonality

The global advertising industry has historically been characterized by seasonal trends that also apply to the digital advertising ecosystem in which we operate. In particular, advertisers have historically spent relatively more in the fourth quarter of the calendar year to coincide with the year-end holiday shopping season, and relatively less in the first quarter. We expect these seasonality trends to continue, and our operating results will be affected by those trends with revenue and margins being seasonally strongest in the fourth quarter and seasonally weakest in the first quarter.

Privacy Trends and Government Regulation

We are subject to U.S. and international laws and regulations regarding data privacy, digital advertising and the collection of user data. In addition, large Internet and technology companies such as Google and Apple are making their own decisions as to how to protect consumer privacy, which impacts the whole digital ecosystem. Because we power editorial recommendations, digital properties typically embed our code directly on their web pages. This makes us less susceptible to many of these regulations and industry trends because we are able to drop first party cookies. In addition, because of this integration on our partners’ pages, we have rich contextual information to use to further refine the targeting of our recommendations.

Impact of COVID-19

In December 2019, COVID-19 was first reported to the World Health Organization, or WHO, and in January 2020, the WHO declared the outbreak to be a public health emergency. In March 2020, the WHO characterized COVID-19 as a pandemic. The spread of COVID-19 initially significantly impacted the digital advertising industry, reducing advertising budgets, lowering ad rates and leading advertisers to defer planned ad campaigns.

We experienced a notable decline in advertising rates soon after the onset of the COVID-19 pandemic, and we attribute an approximately 12% reduction in our second quarter of 2020 revenue to the pandemic. We took three steps to address the reduction in advertising rates, which resulted in a gradual recovery in revenue that continued throughout the remainder of the year. First, we worked with our digital property partners to optimize yield by focusing on revenue-generating enhancements. Second, we focused our sales efforts on finding advertisers that were still spending online and trying to reach consumers who were sheltering at home. This effort, combined with a return of spend from certain types of advertisers, allowed us to grow our advertiser base and increase yield. Finally, we continued our investment in our algorithms that help improve yields. After the reduction in advertising and rates in the first two quarters of 2020, we saw a strong recovery in our network yield in the third quarter. The gains in network yields we realized in the second half of 2020 continued into the first two quarters of 2021 and we expect network yields to increase during the second half of 2021 at rates consistent with pre-COVID historical levels.

As a result of the pandemic, we restricted employee travel, asked all non-essential personnel to work from home, cancelled physical participation in sales activities, meetings, events and conferences, which reduced our operating expenses. We also examined the efficiency and impact of expenditures across our business and found more efficient ways to work in many cases. This included imposing a hiring freeze while we worked to optimize the way we conducted business. As part of our close relationship with our digital property partners, certain of our partners that had guarantee compensation arrangements agreed to forgo their guarantee compensation and instead shift to 100% revenue share until yield recovered. In connection with these arrangements, for certain digital property partners, we extended their agreements. In the fourth quarter of 2020, we returned to guarantee arrangements with substantially all of the affected digital property partners and agreed with them to undo the 100% revenue share arrangement, reinstate the original payment terms, and make payments, retroactively, of the guarantee under the original compensation terms.

The ultimate societal and economic impact of the COVID-19 pandemic remains unknown. In particular, we cannot predict whether any worsening or continuation of the pandemic, or any resulting recession, will adversely affect our business.

Key Financial and Operating Metrics

We regularly monitor a number of metrics in order to measure our current performance and project our future performance. These metrics aid us in developing and refining our growth strategies and making strategic decisions.

	Six Months Ended June 30,		Year Ended December 31,
	2021	2020	2020	2019	2018
	Unaudited
	(dollars in thousands)
Revenues	$632,022	$547,014	$1,188,893	$1,093,830	$909,246
Gross profit	$189,744	$136,880	$319,497	$231,969	$234,230
ex-TAC Gross Profit (1)	$222,784	$167,853	$382,352	$295,829	$281,526
Net cash provided by operating activities	$13,980	$47,842	$139,087	$18,056	$76,977
Free Cash Flow (1)	$(7,695)	$37,208	$121,313	$(26,272)	$44,820
Net income (loss)	$(42,829)	$(10,948)	$8,493	$(28,025)	$10,661
Adjusted EBITDA (1)	$74,345	$33,145	$106,193	$34,082	$66,932
Net income (loss) Margin	(6.8)%	(2.0)%	0.7%	(2.6)%	1.2%
Ratio of Net income (loss) to Gross profit	(22.6)%	(8.0)%	2.7%	(12.1)%	4.6%
Ratio of Adjusted EBITDA to ex-TAC Gross Profit (1)	33.4%	19.7%	27.8%	11.5%	23.8%
Cash, cash equivalents and short-term deposits	$585,243	$148,741	$242,811	$115,883	$145,259

(1)	Non-GAAP measure. Refer to “Non-GAAP Financial Measures” below for an explanation and reconciliation to GAAP metrics.

Revenues

Substantially all of our Revenues are generated from advertisers. We enter into commercial arrangements with advertisers defining the terms of our service and the basis for our charges. Generally, our charges are based on a CPC or CPM basis. For campaigns priced on a CPC basis, we recognize these Revenues when a user clicks on an advertisement we deliver. For campaigns priced on a CPM basis, we recognize these Revenues when an advertisement is displayed.

Gross profit

Gross profit is calculated as presented on our consolidated statement of income (loss) for the periods presented.

ex-TAC Gross Profit

We calculate ex-TAC Gross Profit as Gross profit adjusted to include Other cost of revenues.

Net cash provided by operating activities

Net cash provided by operating activities is our Net income (loss) adjusted for non-cash charges and net cash provided by changes in our working capital.

Free Cash Flow

We calculate Free Cash Flow as Net cash provided by operating activities minus purchases of property, plant and equipment, including capitalized platform costs. We expect our Free Cash Flow to fluctuate in future periods as we invest in our business to support our plans for growth.

Net income (loss)

Net income (loss) is calculated as presented on our consolidated statement of income (loss) for the periods presented.

Adjusted EBITDA

We calculate Adjusted EBITDA as Net income (loss) before net financial expenses, income tax expenses/ benefit and depreciation and amortization, further adjusted to exclude share-based compensation and other noteworthy income and expense items such as certain merger or acquisition related costs, which may vary from period-to-period.

Net income (loss) Margin

Net income (loss) Margin is Net income (loss) divided by Revenues.

Ratio of Net income (loss) to Gross profit

We calculate Ratio of Net income (loss) to Gross Profit as Net income (loss) divided by Gross profit.

Ratio of Adjusted EBITDA to ex-TAC Gross Profit

We calculate Ratio of Adjusted EBITDA to ex-TAC Gross Profit as Adjusted EBITDA divided by ex-TAC Gross Profit.

Cash, cash equivalents and short-term deposits

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less. Short-term deposits are bank deposits with maturities of more than three months but less than one year.

Non-GAAP Financial Measures

We are presenting the following non-GAAP financial measures because we use them, among other things, as key measures for our management and board of directors in managing our business and evaluating our performance. We believe they also provide supplemental information that may be useful to investors. The use of these measures may improve comparability of our results over time by adjusting for items that may vary from period to period or not be representative of our ongoing operations.

These non-GAAP measures are subject to significant limitations, including those identified below. In addition, other companies may use similarly titled measures but calculate them differently, which reduces their usefulness as comparative measures. Non-GAAP measures should not be considered in isolation or as a substitute for GAAP measures. They should be considered as supplementary information in addition to GAAP operating and financial performance measures.

ex-TAC Gross Profit

We believe that ex-TAC Gross Profit, which we calculate as Gross profit adjusted to include Other cost of revenues, is useful because traffic acquisition cost, or TAC, is what we must pay digital properties to obtain the right to place advertising on their websites, and we believe focusing on ex-TAC Gross Profit better reflects the profitability of our business. We use ex-TAC Gross Profit as part of our business planning, for example in decisions regarding the timing and amount of investments in areas such as infrastructure.

Limitations on the use of ex-TAC Gross Profit include the following:
•	Traffic acquisition cost is a significant component of our Cost of revenues but is not the only component; and

•	ex-TAC Gross Profit is not comparable to our Gross profit and by definition ex-TAC Gross Profit presented for any period will be higher than our Gross profit for that period
The following table provides a reconciliation of Revenues and Gross profit to ex-TAC Gross Profit:

	Six Months Ended June 30,		Year Ended December 31,
	2021	2020	2020	2019	2018
	Unaudited
	(dollars in thousands)
Revenues	$632,022	$547,014	$1,188,893	$1,093,830	$909,246
Traffic acquisition cost	409,238	379,161	806,541	798,001	627,720
Other cost of revenues	33,040	30,973	62,855	63,860	47,296
Gross profit	$189,744	$136,880	$319,497	$231,969	$234,230
Adjusted to include the following:
Other cost of revenues	33,040	30,973	62,855	63,860	47,296
ex-TAC Gross Profit	$222,784	$167,853	$382,352	$295,829	$281,526

Adjusted EBITDA and Ratio of Adjusted EBITDA to ex-TAC Gross Profit

We believe that Adjusted EBITDA is useful because it allows us and others to measure our performance without regard to items such as share-based compensation expense, depreciation and interest expense and other items that can vary substantially depending on our financing and capital structure, and the method by which assets are acquired. We use Adjusted EBITDA and GAAP financial measures for planning purposes, including the preparation of our annual operating budget, as a measure of performance and the effectiveness of our business strategies, and in communications with our board of directors. We may also use Adjusted EBITDA as a metric for determining payment of cash or other incentive compensation.

Limitations on the use of Adjusted EBITDA include the following:

•
although depreciation expense is a non-cash charge, the assets being depreciated may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•
Adjusted EBITDA excludes share-based compensation expense, which has been, and will continue to be for the foreseeable future, a significant recurring expense for our business and an important part of our compensation strategy;

•
Adjusted EBITDA does not reflect, to the extent applicable for a period presented: (1) changes in, or cash requirements for, our working capital needs; (2) interest expense, or the cash requirements necessary to service interest or if applicable principal payments on debt, which reduces cash available to us; or (3) tax payments that may represent a reduction in cash available to us; and

•
the expenses and other items that we exclude in our calculation of Adjusted EBITDA may differ from the expenses and other items, if any, that other companies may exclude from Adjusted EBITDA when they report their operating results.

We calculate Adjusted EBITDA as Net income (loss) before net financial expenses, income tax expenses/ benefit and depreciation and amortization, further adjusted to exclude share-based compensation and other noteworthy income and expense items such as certain merger or acquisition related costs, which may vary from period-to-period.

The following table provides a reconciliation of Net income (loss) to Adjusted EBITDA.

	Six Months Ended June 30,		Year Ended December 31,
	2021	2020	2020	2019	2018
	Unaudited
	(dollars in thousands)
Net income (loss)	$(42,829)	$(10,948)	$8,493	$(28,025)	$10,661
Adjusted to exclude the following:
Financial expenses	883	206	2,753	3,392	1,346
Tax expenses	10,159	9,128	14,947	4,997	5,326
Depreciation and amortization	16,890	18,827	33,957	39,364	35,272
Share-based compensation expenses	83,654	4,493	28,277	8,249	10,451
M&A costs(1)	5,588	11,439	17,766	6,105	—
Revaluation of contingent liability	—	—	—	—	3,876
Adjusted EBITDA	$74,345	$33,145	$106,193	$34,082	$66,932

(1)
For the six months ended June 30, 2021, costs were primarily related to the Connexity acquisition, and for the 2019 and 2020 periods, the costs were primarily related to the proposed strategic transaction with Outbrain, Inc. which we elected not to consummate.

We calculate Ratio of Net income (loss) to Gross profit as Net income (loss) divided by Gross profit. We calculate Ratio of Adjusted EBITDA to ex-TAC Gross Profit as Adjusted EBITDA divided by ex-TAC Gross Profit. We believe that the Ratio of Adjusted EBITDA to ex-TAC Gross Profit is useful because TAC is what we must pay digital properties to obtain the right to place advertising on their websites, and we believe focusing on ex-TAC Gross Profit better reflects the profitability of our business. The following table reconciles Ratio of Net income (loss) to Gross profit and Ratio of Adjusted EBITDA to ex-TAC Gross Profit.

	Six Months Ended June 30,		Year Ended December 31,
	2021	2020	2020	2019	2018
	Unaudited
	(dollars in thousands)
Gross profit	$189,744	$136,880	$319,497	$231,969	$234,230
Net income (loss)	$(42,829)	$(10,948)	$8,493	$(28,025)	$10,661
Ratio of Net income (loss) to Gross profit	(22.6%)	(8.0%)	2.7%	(12.1%)	4.6%

ex-TAC Gross Profit	$224,784	$167,853	$382,352	$295,829	$281,526
Adjusted EBITDA	$74,345	$33,145	$106,193	$34,082	$66,932
Ratio of Adjusted EBITDA to ex-TAC Gross Profit	33.4%	19.7%	27.8%	11.5%	23.8%

Free Cash Flow

We believe that Free Cash Flow, which we calculate as Net cash provided by operating activities minus purchases of property and equipment, including capitalized platform costs, is useful to provide management and others with information about the amount of cash generated from our operations that can be used for strategic initiatives, including investing in our business, making strategic acquisitions, and strengthening our balance sheet. We expect our Free Cash Flow to fluctuate in future periods as we invest in our business to support our plans for growth. Limitations on the use of Free Cash Flow include the following:

•
it should not be inferred that the entire Free Cash Flow amount is available for discretionary expenditures. For example, cash is still required to satisfy other working capital needs, including short-term investment policy, restricted cash, and intangible assets;

•
Free Cash Flow has limitations as an analytical tool, and it should not be considered in isolation or as a substitute for analysis of other GAAP financial measures, such as Net cash provided by operating activities; and

•	this metric does not reflect our future contractual commitments.

The following table provides a reconciliation of Net cash provided by operating activities to Free Cash Flow.

	Six Months Ended June 30,		Year Ended December 31,
	2021	2020	2020	2019	2018
	Unaudited
	(dollars in thousands)
Net cash provided by operating activities	$13,980	$47,842	$139,087	$18,056	$76,977
Purchases of property and equipment, including capitalized platform costs	(21,675)	(10,634)	(17,774)	(44,328)	(32,157)
Free Cash Flow	$(7,695)	$37,208	$121,313	$(26,272)	$44,820

Components of Our Results of Operations

Revenues

Substantially all of our Revenues are generated from advertisers. We enter into commercial arrangements with advertisers defining the terms of our service and the basis for our charges. Generally, our charges are based on a CPC or CPM basis. For campaigns priced on a CPC basis, we recognize these Revenues when a user clicks on an advertisement we deliver. For campaigns priced on a CPM basis, we recognize these Revenues when an advertisement is displayed.

Cost of revenues

Our cost of revenue primarily includes Traffic acquisition cost and other cost of revenue.

Traffic acquisition cost

Traffic acquisition cost or TAC consist primarily of cost related to digital property compensation for placing our platform on their digital property and cost for advertising impressions purchased from real-time advertising exchanges and other third parties. Traffic acquisition costs also include up-front payments, incentive payments, or bonuses paid to the digital property partners, which are recognized over the respective contractual term of the digital property arrangement. Taboola has two primary compensation models for digital properties. The most common model is a revenue share model. In this model, Taboola agrees to pay a fixed percentage of the revenue that it generates from advertisements placed on the digital properties. The second model includes guarantees. Under this model, Taboola pays a greater of a fixed percentage of the revenue generated and a committed guaranteed amount per thousand page views (“Minimum guarantee model”). Actual compensation is settled on a monthly basis. Expenses under both the revenue share model as well as the Minimum guarantee model are recorded as incurred, based on actual revenues generated by Taboola at the respective month.

Other cost of revenues

Other cost of revenues consist of data center and related costs, depreciation expense related to hardware supporting our platform, amortization expense related to capitalized internal use software and acquired technology, depreciation of communication equipment, personnel costs, and allocated facilities costs. Personnel costs include salaries, bonuses, share-based compensation, and employee benefit costs, and are primarily attributable to our operations group, which supports our platform and our clients.

Gross profit

Gross profit, calculated as revenues less cost of revenues, has been, and will continue to be, affected by various factors, including fluctuations in the amount and mix of revenue and the amount and timing of investments to expand our partner and client base. We hope to increase both our Gross profit in absolute dollars and as a percentage of revenue through enhanced operational efficiency and economies of scale.

Operating Expenses

Research and development expenses

Research and development expenses consist primarily of personnel costs, including salaries, bonuses, share-based compensation and employee benefits costs, allocated facilities costs, professional services and depreciation. We expect research and development expenses to increase in future periods to support our growth, including continuing to invest in optimization, accuracy and reliability of our platform and other technology improvements to support and drive efficiency in our operations. These expenses may vary from period to period as a percentage of revenue, depending primarily upon when we choose to make more significant investments.

Sales and marketing expenses

Sales and marketing expenses consist of payroll and other personnel related costs, including salaries, share-based compensation, employee benefits, allocated facilities costs and travel for our sales and marketing departments. We expect to increase selling and marketing expense to support the overall growth in our business.

General and administrative expenses

General and administrative expenses consist of payroll and other personnel related costs, including salaries, share-based compensation, employee benefits and expenses for executive management, legal, finance and others. In addition, general and administrative expense include fees for professional services and allocated facilities costs. We expect our general and administrative expense to increase as we scale up headcount with the growth of our business, and as a result of operating as a public company, including compliance with the rules and regulations of the Securities Exchange Commission, legal, audit, additional insurance expenses, investor relations activities, and other administrative and professional services.

Other income (expenses), net

Finance expenses, net

Finance expenses, net, primarily consists of interest income (expense), gains (losses) from foreign exchange fluctuations and bank fees.

Provision for income taxes

The statutory corporate tax rate in Israel was 23% for 2020, 2019 and 2018, although Taboola benefits from certain tax benefits under Israeli law (refer to the Note 14 to our audited consolidated financial statements included in our registration statement on Form F-1 filed on file with the SEC.

Pursuant to the Israeli Law for Encouragement of Capital Investments-1959 (the “Investments Law”) and its various amendments, under which the Company has been granted Privileged Enterprise” status, we were granted a tax exemption status for the years 2018 and 2019. The 2018 tax exemption resulted in approximately $10.4 million of potential tax savings. In 2019 we did not benefit from the Privileged Enterprise status because we did not have taxable income. The benefits available to a Privileged Enterprise in Israel relate only to taxable income attributable to the specific investment program and are conditioned upon terms stipulated in the Investment Law. The Company received a Tax Ruling from the Israeli Tax Authority that its activity is an industrial activity and therefore eligible for the status of a Privileged Enterprise, provided that the Company meets the requirements under the ruling. If Taboola does not fulfill these conditions, in whole or in part, the benefits can be revoked, and Taboola may be required to refund the benefits, in an amount linked to the Israeli consumer price index plus interest. As of December 31, 2020, management believes that the Company meets the aforementioned conditions.

For 2020 and subsequent tax years, we adopted The “Preferred Technology Enterprises” (“PTE”) Incentives Regime (Amendment 73 to the Investment Law) granting a 12% tax rate in central Israel on income deriving from benefited intangible assets, subject to a number of conditions being fulfilled, including a minimal amount or ratio of annual R&D expenditure and R&D employees, as well as having at least 25% of annual income derived from exports to large markets. PTE is defined as an enterprise which meets the aforementioned conditions and for which total consolidated revenues of its parent company and all subsidiaries are less than NIS 10 billion.

As of December 31, 2020, Taboola has an accumulated tax loss carry-forward of approximately $12 million. These tax losses in Israel can be offset indefinitely. Non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence.

The following table provides consolidated statements of income (loss) data for the periods indicated:

	Six Months Ended June 30,		Six Months Ended June 30, 2021 vs. June 30, 2020
	2021	2020	$ Change	% Change
	Unaudited
	(dollars in thousands)		(thousands)
Revenues	$632,022	$547,014	$85,008	15.5%
Cost of revenues:
Traffic acquisition cost	409,238	379,161	30,077	7.9%
Other cost of revenues	33,040	30,973	2,067	6.7%
Total cost of revenues	442,278	410,134	32,144	7.8%
Gross profit	189,744	136,880	52,864	38.6%
Operating expenses:
Research and development expenses	53,943	43,907	10,036	22.9%
Sales and marketing expenses	103,444	66,832	36,612	54.8%
General and administrative expenses	64,144	27,755	36,389	131.1%
Total operating expenses	221,531	138,494	83,037	60.0%
Operating loss before finance expenses	(31,787)	(1,614)	(30,173)	(1,869.5)%
Finance expenses, net	883	206	677	328.6%
Loss before income taxes	(32,670)	(1,820)	(30,850)	(1,695.1)%
Provision for income taxes	10,159	9,128	1,031	11.3%
Net loss	$(42,829)	$(10,948)	$(31,881)	(291.2)%

Comparison of the Six Months Ended June 30, 2021 and 2020

Revenues increased by $85.0 million, or 15.5%, for the six months ended June 30, 2021 compared to the six months ended June 30, 2020. New digital property partners within the first 12 months that were live on our network contributed approximately $44.7 million of new Revenues for the six months ended June 30, 2021 compared to the six months ended June 30, 2020.  Net growth of existing digital property partners, including the growth of new digital property partners (beyond the revenue contribution determined based on the run-rate revenue generated by them when they are first on-boarded), contributed approximately $40.3 million for the six months ended June 30, 2021 compared to the six months ended June 30, 2020.

Gross Profit increased by $52.9 million, or 38.6%, for the six months ended June 30, 2021 compared to the six months ended June 30, 2020.

Ex-TAC Gross Profit, a non-GAAP measure, increased $54.9 million, or 32.7%, for the six months ended June 30, 2021 compared to the six months ended June 30, 2020. Net growth of existing digital property partners, including the growth of new digital property partners (beyond the revenue contribution determined based on the run-rate revenue generated by them when they are first on-boarded), contributed a majority of the increase in ex-TAC Gross Profit for the six months ended June 30, 2021 compared to the six months ended June 30, 2020. New digital property partners within the first 12 months that were live on our network contributed the remainder of the increase in ex-TAC Gross Profit for the six months ended June 30, 2021 compared to the six months ended June 30, 2020.

Cost of revenues increased $32.1 million, or 7.8%, for the six months ended June 30, 2021 compared to the six months ended June 30, 2020.

Traffic acquisition cost increased $30.1 million, or 7.9%, for the six months ended June 30, 2021 compared to the six months ended June 30, 2020, reflecting the increase in Revenues. Revenues increased at a faster pace than Traffic acquisition cost due to increased yield on digital properties with guarantee obligations and a mix shift to higher margin digital properties. The cost of guarantees (total payments due under guarantee arrangements in excess of amounts the Company would otherwise be required to pay under revenue sharing arrangements) as a percentage of traffic acquisition costs were approximately 15% for the six months ended June 30, 2020, and approximately 10% for the six months ended June 30, 2021.

Other cost of revenues increased $2.1 million, or 6.7%, for the six months ended June 30, 2021 compared to the six months ended June 30, 2020, primarily as a result of increases of $0.3 million in employee related costs, $0.5 million in depreciation and amortization expenses, $0.9 million in data costs and of $0.7 million in service taxes, partially offset by a decrease of $0.6 million in our content delivery network and data center costs attributable to improved efficiencies.

Research and development expenses increased by $10.0 million, or 22.9%, for the six months ended June 30, 2021 compared to the six months ended June 30, 2020, reflecting an increase of $12.0 million in employee related costs primarily attributable to higher share-based compensation triggered from going public, partially offset by a $2.0 million decrease in depreciation expenses associated with the timing of new server investments.

Sales and marketing expenses increased by $36.6 million, or 54.8%, for the six months ended June 30, 2021 compared to the six months ended June 30, 2020, reflecting an increase of $34.5 million in employee related costs primarily attributable to the previously mentioned share-based compensation from going public and an increase of $2.4 million in marketing event costs.

General and administrative expenses increased by $36.4 million, or 131.1%, for the six months ended June 30, 2021 compared to the six months ended June 30, 2020, primarily as a result of an increase of $40.5 million in employee related costs attributable to the higher share-based compensation from going public and an increase of  $4.2 million in issuance costs related to warrants as part of going public, partially offset by $6.6 million of acquisition related expenses in 2020 related to our terminated acquisition of Outbrain.

Finance expenses, net increased by $0.7 million for the six months ended June 30, 2021 compared to the six months ended June 30, 2020, primarily as a result of increases in foreign currency exchange loss and revaluation of lease liability, partially offset by higher interest income.

Loss before income taxes increased by $30.9 million for the six months ended June 30, 2021 compared to the six months ended June 30, 2020, primarily due to an increase of $79.2 million in share-based compensation primarily attributable to going public partially offset by an increase in gross profit of $52.9 million. Tax expense increased by $1.0 million, or 11.3%, for the six months ended June 30, 2021 compared to the six months ended June 30, 2020, primarily driven by an increase in valuation allowance for deferred tax assets of $0.7 million and higher taxes in foreign jurisdictions of $0.3 million.

The following table provides consolidated statements of income (loss) data for the periods indicated:

	Year Ended December 31,			2020 vs. 2019		2019 vs. 2018
	2020	2019	2018	$ Change	% Change	$ Change	% Change
	(dollars in thousands)			(thousands)		(thousands)
Revenues	$1,188,893	$1,093,830	$909,246	$95,063	8.7%	$184,584	20.3%
Cost of revenues:
Traffic acquisition cost	806,541	798,001	627,720	8,540	1.1%	170,281	27.1%
Other cost of revenues	62,855	63,860	47,296	(1,005)	(1.6)%	16,564	35.0%
Total cost of revenues	869,396	861,861	675,016	7,535	0.9%	186,845	27.7%
Gross profit	319,497	231,969	234,230	87,528	37.7%	(2,261)	(1.0)%
Operating expenses:
Research and development expenses	99,423	84,710	73,024	14,713	17.4%	11,686	16.0%
Sales and marketing expenses	133,741	130,353	109,671	3,388	2.6%	20,682	18.9%
General and administrative expenses	60,140	36,542	34,202	23,598	64.6%	2,340	6.8%
Total operating expenses	293,304	251,605	216,897	41,699	16.6%	34,708	16.0%
Operating income (loss) before finance expenses	26,193	(19,636)	17,333	45,829	(233.4)%	(36,969)	(213.3)%
Finance expenses, net	2,753	3,392	1,346	(639)	(18.8)%	2,046	152.0%
Income (loss) before income taxes	23,440	(23,028)	15,987	46,468	(201.8)%	(39,015)	(244.0)%
Provision for income taxes	14,947	4,997	5,326	9,950	199.1%	(329)	(6.2)%
Net income (loss)	$8,493	$(28,025)	$10,661	$36,518	(130.3)%	$(38,686)	(362.9)%

Comparison of the Years Ended December 31, 2020 and 2019

Revenues increased $95.1 million, or 8.7%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. New digital property partners within the first 12 months that were live on our network contributed approximately $84 million of new Revenues. Net growth of existing digital property partners, including the growth of new digital property partners (beyond the revenue contribution determined based on the run-rate revenue generated by them when they are first on-boarded), contributed approximately $11 million.

Gross Profit increased $87.5 million, or 37.7%, for the year ended December 31, 2020 compared to the year ended December 31, 2019.

Ex-TAC Gross Profit, a non-GAAP measure, increased $86.5 million, or 29.2%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. Net growth of existing digital property partners, including the growth of new digital property partners (beyond the revenue contribution determined based on the run-rate revenue generated by them when they are first on-boarded), contributed a majority of the increase in ex-TAC Gross Profit. New digital property partners within the first 12 months that were live on our network contributed the remainder of the increase in revenues.

Cost of revenues increased $7.5 million, or 0.9%, for the year ended December 31, 2020 compared to the year ended December 31, 2019.

Traffic acquisition cost increased $8.5 million, or 1.1%, for the year ended December 31, 2020 compared to the year ended December 31, 2019, reflecting the increase in Revenues. Revenues increased at a faster pace than Traffic acquisition cost due to increased yield on digital properties with guarantee obligations and a mix shift to higher margin digital properties. The cost of guarantees (total payments due under guarantee arrangements in excess of amounts the Company would otherwise be required to pay under revenue sharing arrangements) as a percentage of traffic acquisition costs were approximately 15% or less for both years.

Other cost of revenues decreased $1.0 million, or 1.6%, for the year ended December 31, 2020 compared to the year ended December 31, 2019, primarily as a result of a decrease in our data center costs attributable to improved efficiencies, and lower depreciation and amortization expenses.

Research and development expenses increased by $14.7 million, or 17.4%, for the year ended December 31, 2020 compared to the year ended December 31, 2019, primarily as a result of an increase of $23.3 million in employee related costs primarily attributable to higher compensation, partially offset by $3.5 million lower depreciation expenses, $3.2 million of higher capitalized costs related to new features and products and $1.9 million reduced IT related cost attributable to improved efficiencies.

Sales and marketing expenses increased by $3.4 million, or 2.6%, for the year ended December 31, 2020 compared to the year ended December 31, 2019, primarily as a result of an increase of $7.3 million in employee related costs primarily attributable to higher compensation, partially offset by an decrease of $2.9 million in marketing event costs.

General and administrative expenses increased by $23.6 million, or 64.6%, for the year ended December 31, 2020 compared to the year ended December 31, 2019, primarily as a result of an increase of $11.0 million in acquisition related expenses related to our terminated acquisition of Outbrain in 2020, an increase of $6.9 million in employee related costs primarily attributable to higher compensation and $2.2 million higher bad debt expenses.

Finance expenses, net decreased by $0.6 million, or 18.8%, for the year ended December 31, 2020 compared to the year ended December 31, 2019, primarily as a result of $1.8 million decrease in our foreign currency exchange loss, which was partially offset by $1.0 million increase in interest income from investments.

Income (loss) before income taxes increased by $46.5 million, or 201.8%, for the year ended December 31, 2020 compared to the year ended December 31, 2019, primarily due to increase in revenues of $95.1 million, partially offset by a $37.5 million increase in employee related cost and $11.0 million of acquisition related expenses related to the proposed strategic transaction with Outbrain Inc., which we elected not to consummate.

Tax expense increased by $9.9 million, or 199.1%, for the year ended December 31, 2020 compared to the year ended December 31, 2019, primarily driven by higher taxes in foreign jurisdictions of $9.8 million, an increase in our uncertain tax positions of $1.7 million, partially offset by a decrease in valuation allowance for deferred tax assets of $1.2 million.

Comparison of the Years Ended December 31, 2019 and 2018

Revenues increased $184.6 million, or 20.3%, for the year ended December 31, 2019 compared to the year ended December 31, 2018. New digital property partners within the first 12 months that were live on our network contributed approximately $168 million of new Revenues. Net growth of existing digital property partners, including the growth of new digital property partners (beyond the revenue contribution determined based on the run-rate revenue generated by them when they are first on-boarded), contributed approximately $17 million.

Gross Profit decreased $2.3 million, or 1.0%, for the year ended December 31, 2019 compared to the year ended December 31, 2018.

Ex-TAC Gross Profit, a non-GAAP measure, increased $14.3 million, or 5.1%, for the year ended December 31, 2019 compared to the year ended December 31, 2018. Net growth of existing digital property partners, including the growth of new digital property partners (beyond the revenue contribution determined based on the run-rate revenue generated by them when they are first on-boarded), contributed a substantial majority of the increase in ex-TAC Gross Profit. New digital property partners within the first 12 months that were live on our network contributed the remainder of the increase in revenues.

Cost of revenues increased $186.8 million, or 27.7%, for the year ended December 31, 2019 compared to the year ended December 31, 2018.

Traffic acquisition cost increased $170.3 million, or 27.1%, for the year ended December 31, 2019 compared to the year ended December 31, 2018, reflecting the increase in Revenues. Traffic acquisition cost rose at a faster pace than Revenues due to our strategic decision to offer enhanced guarantee obligations to attract certain new digital properties. The cost of guarantees as a percentage of traffic acquisition costs were approximately 15% or less for both years.

Other cost of revenues increased $16.6 million, or 35.0%, for the year ended December 31, 2019 compared to the year ended December 31, 2018, primarily as a result of a $5.9 million increase in our data center costs attributable to higher usage of our platform, $4.8 million of higher depreciation and amortization expenses and $3.2 million in employee related costs primarily attributable to an increase in headcount.

Research and development expenses increased by $11.7 million, or 16.0%, for the year ended December 31, 2019 compared to the year ended December 31, 2018, primarily as a result of an increase of $12.8 million in employee related costs primarily attributable to an increase in headcount additions to focus on development of our platform and investing in innovation, partially offset by $3.6 million of higher capitalized costs related to new features and products compared to the prior period.

Sales and marketing expenses increased by $20.7 million, or 18.9%, for the year ended December 31, 2019 compared to the year ended December 31, 2018, primarily as a result of an increase of $15.4 million in employee related costs primarily attributable to an increase in headcount to support our continued growth and expansion of our Digital Properties and Advertiser client base and an increase of $4.1 million in marketing event costs.

General and administrative expenses increased by $2.3 million, or 6.8%, for the year ended December 31, 2019 compared to the year ended December 31, 2018. This increase was primarily as a result of $6.1 million in acquisition related expenses related to our terminated acquisition of Outbrain in 2020. The 2018 General and administrative expenses of $34.2 million included $3.9 million related to the achievement of the earn out component of the acquisition of ConvertMedia in 2016.

Finance expenses increased by $2.0 million, or 152.0%, for the year ended December 31, 2019 compared to the year ended December 31, 2018, primarily as a result of $2.2 million increase in our foreign currency exchange loss, partially offset by $0.3 million increase in interest income from investments.

Income (loss) before income taxes decreased by $39.0 million, or 244.0%, for the year ended December 31, 2019 compared to the year ended December 31, 2018, primarily due to increase in employee related cost of $31.2 million and $6.1 million of acquisition related expenses related to the proposed strategic transaction with Outbrain Inc., which we elected not to consummate.

Tax expense decreased by $0.3 million, or 6.2%, for the year ended December 31, 2019 compared to the year ended December 31, 2018, primarily driven by a decrease in our uncertain tax positions of $0.6 million, partially offset by an increase related to tax assessments in Israel and taxes in foreign jurisdictions of $0.3 million.

Liquidity and Capital Resources

Our primary cash needs are for working capital, acquisitions, contractual obligations and other commitments. To date, we have financed our operations primarily through private equity financings and, more recently, through the proceeds from the merger with ION and cash generated by operations. For the six months ended June 30, 2021 and 2020, we generated cash from operations of $14.0 million and $47.8 million, respectively. We generated cash from operations of $139.1 million in 2020, $18.1 million in 2019 and $77.0 million in 2018.

As part of our growth strategy, we have made and expect to continue to make significant investments in research and development and in our technology platform. We also plan to consider possible future acquisitions. To fund our growth, depending on the magnitude and timing of our growth investments and the size and structure of any possible future acquisition, we may supplement our available cash from operations with issuances of equity or debt securities and/or make other borrowings which could be material.

As of June 30, 2021 and December 31, 2020, we had $585.2 million and $242.8 million, respectively, of cash and cash equivalents and $4.0 million and $7.0 million, respectively, in restricted deposits, used as security for our lease commitments. We believe that this, together with net proceeds from our engagements with advertisers, clients and digital property partners, will provide us with sufficient liquidity to meet our working capital and capital expenditure needs for at least the next 12 months. In the future, we may be required to obtain additional equity or debt financing in order to support our continued capital expenditures and operations. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies, this could reduce our ability to compete successfully and harm our business, growth, and results of operations.

In light of the recent worldwide COVID-19 pandemic, we are closely monitoring the effect that current economic conditions may have on our working capital requirements. To date, the pandemic has not had a material negative impact on our cash flow or liquidity. We cannot provide any assurance regarding future possible COVID-19-related impacts on our business.

Our future capital requirements and the adequacy of available funds will depend on many factors, including those set forth under “Risk Factors.”

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Six Months Ended June 30,		Year Ended December 31,
	2021	2020	2020	2019	2018
	Unaudited
	(dollars in thousands)
Cash Flow Data:
Net cash provided by operating activities	$13,980	$47,842	$139,087	$18,056	$76,977
Net cash provided by (used in) investing activities	(19,139)	14,126	10,883	(47,466)	(38,935)
Net cash provided by (used in) financing activities	346,234	677	2,603	991	(12,156)
Effect of exchange rate changed on cash	1,357	(824)	3,318	454	(2,111)
Net increase (decrease) in cash and cash equivalents	$342,432	$61,821	$155,891	$(27,965)	$23,775

Operating Activities

During the six months ended June 30, 2021, Net cash provided by operating activities was $14.0 million, a decrease of $33.8 million, compared to $47.8 million for the same period in 2020. Net cash provided by operating activities of $14.0 million for the six months ended June 30, 2021 was primarily related to our net loss of $42.8 million adjusted by non-cash charges including share-based compensation expense of $83.7 million mostly triggered from going public, partially offset by an increase of $41.7 million used in working capital. The $41.7 million decrease in cash resulting from changes in working capital primarily consisted of a $33.8 million increase in prepaid expenses and other current assets and long-term prepaid expenses, $31.0 million decrease in trade payables and $1.3 million due to changes in operating lease liabilities and right of use assets, partially offset by a $19.0 million decrease in trade receivables and $5.3 million increase in  other current liabilities. The change in working capital was primarily driven by seasonality of revenues, timing of collections, higher prepayments to our digital property partners, and higher guarantee compensation committed in the fourth quarter of 2020 but paid during Q1 2021 to our digital property partners,  that we agreed with them to undo the 100% revenue share arrangement, reinstate the original payment terms, and receive payments, retroactively, of the guarantee under the original compensation terms.

Net cash provided by operating activities of $47.8 million for the six months ended June 30, 2020 was primarily related to our net loss of $10.9 million adjusted by non-cash charges of $23 million mostly including depreciation and amortization of $18.8 million, and by $35.8 million provided by working capital. The $35.8 million increase in cash resulting from changes in working capital primarily consisted of a $14.3 million increase in other current liabilities, $43.3 million decrease in trade receivables, a $15.0 million decrease in other current assets (including prepaid expenses), partially offset by a $35.5 million decrease in trade payables and $1.3 million due to changes in operating lease liabilities and right of use assets. The change in working capital was primarily driven by seasonality of revenues, timing of collections and as part of our close relationship with our digital property partners, the fact that certain of our partners that had guarantee compensation arrangements agreed to forgo their guarantee compensation and instead shift to 100% revenue share until yield recovered.

During the year ended December 31, 2020, Net cash provided by operating activities of $139.1 million was due to our net income of $8.5 million and positive adjustments for non-cash charges of $56.1 million and net cash inflows of $74.5 million provided by changes in working capital.

The $56.1 million of non-cash charges primarily consisted of depreciation and amortization of $34.0 million and share-based compensation of $28.3 million which were partially offset by an aggregate of $6.7 million of finance expenses and decrease in deferred taxes.

The $74.5 million increase in cash resulting from changes in working capital primarily consisted of a $34.3 million increase in other current liabilities, $23.4 million increase in trade payables, a $18.0 million decrease in other current assets (including prepaid expenses) and a $2.1 million increase due to changes in operating lease liabilities and right of use assets, partially offset by a $3.3 million increase in account receivables. The changes in working capital were driven by increased payables due to the growth in operation, improved collections and higher employee compensation.

During the year ended December 31, 2019, Net cash provided by operating activities of $18.1 million was primarily due to our net loss of $28.0 million and positive adjustments for non-cash charges of $46.8 million and net cash outflows of $0.7 million used by changes in working capital.

The $46.8 million non-cash charges primarily consisted of depreciation and amortization of $39.4 million and share-based compensation of $8.3 million, which were partially offset by finance expenses, accrued interest and decrease in deferred taxes of $0.9 million.

The $0.7 million increase in cash resulting from changes in working capital primarily consisted of a $31.6 million increase in trade payables, a $5.2 million increase in accrued expenses and other current liabilities and a $2.6 million increase due to changes in operating lease liabilities and right of use assets, which were offset by a $24.8 million increase in other current assets (including prepaid expenses) and a $15.3 million increase in account receivables. The change in working capital was primarily driven by increased revenues, timing of collections and our strategic decision to offer enhanced guarantee obligations to attract certain new digital properties.

During the year ended December 31, 2018, Net cash provided by operating activities of $77.0 million was primarily related to our net income of $10.7 million, positive adjustments for non-cash charges of $51.3 million and net cash inflows of $15.0 million used by changes in our operating assets and liabilities.

The $51.3 million non-cash charges primarily consisted of depreciation and amortization of $35.3 million, share-based compensation of $10.5 million, a revaluation of contingent consideration of $3.9 million and finance expenses, accrued interest and decrease in deferred taxes of $1.8 million.

The $15.0 million increase in cash resulting from changes in working capital primarily consisted of a $26.9 million increase in trade payable, and a $19.6 increase in accrued expenses and other current liabilities partially offset by a $29.1 million increase in account receivables and a $2.5 million increase in other current assets (including prepaid expenses). The change in working capital was primarily driven by increased revenues.

Investing Activities

During the six months ended June 30, 2021, Net cash used in investing activities was $19.1 million, a decrease of $33.2 million, compared to $14.1 million in net cash provided for the same period in 2020. Net cash used in investing activities for the six months ended June 30, 2021 consisting of $21.7 million of purchases of property and equipment, including capitalized platform costs.

Net cash provided by investing activities for the six months ended June 30, 2020 consisting of $25.0 million of proceeds from short-term deposits partially offset by $10.6 million purchases of property and equipment, including capitalized platform costs.

During the year ended December 31, 2020, Net cash provided by investing activities was $10.9 million, consisting of $29.0 million of proceeds from short-term and restricted deposits partially offset by $17.8 million purchases of property and equipment, including capitalized platform costs.

During the year ended December 31, 2019, Net cash used for investing activities was $47.5 million, consisting of $44.3 million purchases of property and equipment, including capitalized platform costs and $4.0 million business acquisition, partially offset by $0.8 million of proceeds from short term investments and restricted deposits.

During the year ended December 31, 2018, Net cash used for investing activities was $38.9 million, consisting of $32.2 million purchases of property and equipment, including capitalized platform costs and $7.4 million investments in short term investments and restricted deposits, partially offset by $0.5 million proceeds from sale of property and equipment.

Financing Activities

During the six months ended June 30, 2021, Net cash provided by financing activities was $346.2 million, an increase of $345.5 million, compared to $0.7 million for the same period in 2020. Net cash provided by financing activities for the six months ended June 30, 2021 consisting of $346.2 million resulting from proceeds received from the IPO.

Net cash provided by financing activities for the six months ended June 30, 2020 consisting of $0.7 million resulting from proceeds received from share option exercises.

During the year ended December 31, 2020, Net cash provided by financing activities was $2.6 million, resulting from proceeds received from share option exercises.

During the year ended December 31, 2019, Net cash provided by financing activities was $1.0 million, resulting from proceeds received from share option exercises.

During the year ended December 31, 2018, Net cash used in financing activities was $12.2 million, primarily driven by payment of contingent consideration of $12.8 million, partially offset by $0.6 million proceeds of share option exercises.

Contractual Obligations

The following table discloses aggregate information about material contractual obligations and the periods in which they are due as of June 30, 2021. Future events could cause actual payments to differ from these estimates.

	Contractual Obligations by Period
	2021	2022	2023	2024	2025	Thereafter
	(dollars in thousands)
Operating Leases(1)	$9,201	$16,993	$14,606	$12,894	$9,204	$17,226
Non-cancellable purchase obligations(2)	2,861	2,164	964	1	—	—
Total Contractual Obligations	$12,062	$19,158	$15,570	$12,895	$9,204	$17,226

(1)	Represents future minimum lease commitments under non-cancellable operating lease agreements.

(2)	Primarily represents non-cancelable amounts for contractual commitments in respect of software and information technology.

The commitment amounts in the table above are associated with contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used, fixed, minimum or variable price provisions, and the approximate timing of the actions under the contracts. The table does not include obligations under agreements that we can cancel without a significant penalty. The table above does not reflect any reduction for prepaid obligations as of June 30, 2021. As of June 30, 2021, we have a provision related to unrecognized tax benefit liabilities totaling $2.4 million and other provisions related to severance pay and contribution plans, which have been excluded from the table above as we do not believe it is practicable to make reliable estimates of the periods in which payments for these obligations will be made.  However on September 1, 2021 we entered into a new $300 million senior secured credit agreement in connection with the Connexity acquisition.

Other Commercial Commitments

In the ordinary course of our business, we enter into agreements with certain digital properties, under which, in some cases we agree to pay them a guaranteed amount, generally per thousand page views on a monthly basis. These agreements could cause a gross loss on digital property accounts in which the guarantee is higher than the actual revenue generated. These contracts generally range in duration from 2 to 5 years, though some can be shorter or longer. These contracts are not included in the table above.

Off-Balance Sheet Arrangements

As of June 30, 2021 and December 31, 2020, we did not have any off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K, such as the use of unconsolidated subsidiaries, structured finance, special purpose entities or variable interest entities.

Critical Account Policies and Estimates

Our discussion and analysis of financial condition results of operations are based upon our consolidated financial statements included elsewhere in our registration statement on Form F-1 filed with the SEC. The preparation of our consolidated financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. Actual results may differ from those estimates.

Our critical accounting policies are those that materially affect our consolidated financial statements and involve difficult, subjective or complex judgments by management. A thorough understanding of these critical accounting policies is essential when reviewing our consolidated financial statements. We believe that the critical accounting policies listed below involve the most difficult management decisions because they require the use of significant estimates and assumptions as described above.

See Note 2 to our audited financial statements included elsewhere in our registration statement on Form F-1 filed with the SEC for more information.

Revenue Recognition

We recognize revenues in accordance with ASC No. 606, “Revenue from Contracts with Customers.” Under this standard, we recognize revenue when the customer obtains control of promised goods or services in an amount that reflects the consideration we expect to receive in exchange for those goods or services. To determine revenue recognition for contracts that are within the scope of the standard, we perform the following five steps:

1.	Identify the contract with a customer;

2.	Identify the performance obligations in the contract, including whether they are distinct in the context of the contract;

3.	Determine the transaction price, including the constraint on variable consideration;

4.	Allocate the transaction price to the performance obligations in the contract; and

5.	Recognize revenue as the Company satisfies the performance obligations.

Our customers are the advertisers that advertise on our platform. Advertisers accept our terms of service upon signature on an insertion order, or IO, and registration to the platform.

For campaigns priced on a cost-per-click, or CPC, basis, we bill the customers and recognize revenues when a user clicks on an advertisement displayed.

For campaigns priced on a cost-per-thousand impression, or CPM, basis, we will bill our customers and recognize revenues based on the number of times an advertisement is displayed to a user.

The determination of whether revenue should be reported gross of amounts billed to advertisers (gross basis) or net of payments to digital properties partners (net basis) requires significant judgment and is based on management assessment of whether we are acting as the principal or an agent in the transaction. We have determined that we act as principal in its arrangements because we have the ability to direct the services to our customers. We have contracts with our digital properties that provide exclusivity and cover multiple years at inception. These agreements typically require that our code be integrated on the digital property web page. Thus, in the vast majority of our business, we do not bid for ad placement, but rather we control the specified pages before they are transferred to the customer, see all users that visit the respective pages and are able to run a predictive auction and direct the ad placement to the relevant customer. We further concluded that (i) we are primarily responsible for fulfilling the promise to provide the service in the arrangement; and (ii) we have latitude in establishing the contract price with the advertisers. In addition, Taboola has inventory risk on a portion of our multi-year agreement with digital properties. Therefore, based on these and other factors, we report revenue earned on a gross basis.

Practical Expedients

We do not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which we recognize revenue at the amount to which we have the right to invoice for services performed.

We generally expense sales commissions when incurred because the amortization period would have been one year or less. These costs are recorded within sales and marketing expenses.

Internal Use Software costs

According to ASC 350-40 we capitalize certain internal use software development costs associated with creating and enhancing internal use software related to its platform and technology infrastructure. These costs include personnel and related employee benefits expenses for employees who are directly associated with and who devote time to software projects, and services consumed in developing or obtaining the software. Software development costs that do not meet the criteria for capitalization are expensed as incurred and recorded in technology and development expenses in the consolidated statements of income (loss).

Software development activities generally consist of three stages, (i) the planning stage, (ii) the application and infrastructure development stage, and (iii) the post-implementation stage. Costs incurred in the planning and post implementation stages of software development, including costs associated with the post-configuration training and repairs and maintenance of the developed technologies, are expensed as incurred. We capitalize costs associated with software developed for internal use when both the preliminary project stage is completed and management has authorized further funding for the completion of the project. Costs incurred in the application and infrastructure development stages, including significant enhancements and upgrades, are capitalized. Capitalization ends once a project is substantially complete and the software and technologies are ready for their intended purpose. Internal use software development costs are amortized using a straight-line method over the estimated useful life of three years, commencing when the software is ready for its intended use.

Share-Based Compensation

Share-based compensation expense related to share-based awards is recognized based on the fair value of the awards granted and recognized as an expense over the requisite service period for share options and performance-based RSUs. We elect the straight-line recognition method for awards subject to graded vesting based only on a service condition and the accelerated method for awards that are subject to performance. The compensation expense associated with performance based RSUs is adjusted based on the probability in achieving performance targets. Forfeitures are accounted for as they occur instead of estimating the number of awards expected to be forfeited.

The fair value of each option award is estimated on the grant date using the Black-Scholes option pricing model.The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the fair value of the underlying ordinary shares, the expected term of the award, the expected volatility of the price of the Company’s ordinary shares, risk-free interest rates, and the expected dividend yield of ordinary shares. The fair value of each RSU award is based on the fair value of the underlying ordinary shares on the grant date. The assumptions used to determine the fair value of the share awards represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment.

The fair value of each option award is estimated on the date of grant using the Black-Scholes model using the following assumptions:

	Six Months Ended June 30,		Year Ended December 31,
	Unaudited
	2021	2020	2020	2019	2018
Volatility	51.0% - 54.7%	50.0% - 53.82%	50.0% - 54.0%	47.6% - 48.8%	51.1% - 52.5%
Risk-free interest	0.51% - 1.27%	0.38% - 0.52%	0.38% - 0.67%	1.65% - 2.34%	2.26% - 2.68%
Dividend yield	0%	0%	0%	0%	0%
Expected Term (in years)	5-6.85	6.25	6.25	6.25	6.25

Fair Value of Taboola Ordinary Shares. As Taboola Ordinary Shares have not been publicly traded, the fair value was determined by our board of directors, with input from management and valuation reports prepared by third-party valuation specialists.

Risk-Free Interest Rate. The risk-free rate for the expected term of the options is based on the Black-Scholes option-pricing model on the yields of U.S. Treasury securities with maturities appropriate for the expected term of employee share option awards.

Expected Term. The expected term represents the period that options are expected to be outstanding. We determine the expected term using the simplified method. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the options.

Expected Volatility. Since we have no trading history of Taboola Ordinary Shares, the expected volatility is derived from the average historical share volatilities of several unrelated public companies within our industry over a period equivalent to the option’s expected term.

Expected Dividend Yield. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. As a result, an expected dividend yield of zero percent was used.

Ordinary Shares Valuations

The fair value of the Taboola Ordinary Shares underlying our equity awards was determined by our board of directors, after considering contemporaneous third-party valuations and input from management. The valuations of Taboola Ordinary Shares were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

The assumptions we use in the valuation models were based on future expectations combined with management judgment, and considered numerous objective and subjective factors to determine the fair value of Taboola Ordinary Shares as of the date of each option grant, including the following factors:

•	the prices, rights, preferences, and privileges of our preferred shares relative to our common share;

•	our operating and financial performance;

•	current business conditions and projections;

•	the likelihood of achieving a liquidity event, such as an initial public offering or sale of our company, given prevailing market conditions;

•	any adjustment necessary to recognize a lack of marketability of the Taboola Ordinary Shares underlying the granted options; and

•	the market performance of comparable publicly-traded companies.

In valuing Taboola Ordinary Shares, absent an arm’s-length current/recent round of financing, the fair value of our business, or equity value, was determined using both the income approach and market approach. The income approach estimates value based on the expectation of future cash flows that the company will generate. These future cash flows are discounted to their present values using a discount rate based on the capital rates of return for comparable publicly traded companies and is adjusted to reflect the risks inherent in the company’s cash flows relative to those inherent in the companies utilized in the discount rate calculation. The market approach estimates value based on a comparison of the company to comparable public companies in a similar line of business.

We used the Hybrid method which is the combination of Probability Weighted Expected Return Method (“PWERM”) and option pricing method (“OPM”) to determine our Ordinary Share value.

The PWERM involves the estimation of the value of our company under multiple future potential outcomes and estimates the probability of each potential outcome. The per-share value of our Ordinary Shares as determined through the PWERM was ultimately based upon probability-weighted per share values resulting from the various future scenarios, which include an initial public offering and continued operation as a private company.

The OPM allocates the overall company value in one of the scenarios to the various share classes based on differences in liquidation preferences, participation rights, dividend policy, and conversion rights, using a series of call options.

After the value for Taboola Ordinary Shares was determined, a discount for lack of marketability (“DLOM”) was applied to arrive at the fair value of the Taboola Ordinary Shares on a non-marketable basis. A DLOM is applied in order to reflect the lack of a recognized market for a closely held interest and the fact that a non-controlling equity interest may not be readily transferable. A market participant purchasing this share would recognize this illiquidity associated with the shares, which would reduce the overall fair market value.

Upon completion of this transaction, the Taboola Ordinary Shares will be publicly traded, and we will rely on the closing price of the Taboola Ordinary Shares as reported on the date of grant to determine the fair value of the Taboola Ordinary Shares.

Leases

In February 2016, the FASB issued ASU 2016-02, “Leases” (“ASC 842”), on the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee.

We adopted the new standard as of January 1, 2019, which requires the recognition of the right-of-use assets, or ROU assets, and related lease liabilities on the balance sheet using a modified retrospective approach. The consolidated financial statements related to periods prior to January 1, 2019 were not restated and continue to be reported under ASC Topic 840—Leases (“ASC 840”), which did not require the recognition of operating lease liabilities on the balance sheet. As a result, the consolidated financial statements related to periods prior to January 1, 2019 are not entirely comparative with current and future periods. As permitted under ASC 842, we have elected not to recognize short-term leases on the balance sheet, nor separate lease and non-lease components.

The ROU asset and lease liability are initially measured at the present value of the lease payments, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, our incremental borrowing rate based on the information available at the date of adoption in determining the present value of the lease payments.

Our incremental borrowing rate is estimated to approximate the interest rate on similar terms and payments and in economic environments where the leased asset is located.

Some of our leases contain one or more options to extend. The exercise of lease renewal options is typically at our sole discretion. We consider various factors such as market conditions and the terms of any renewal options that may exist to determine whether it is reasonably certain to exercise the options to extend the lease.

Some of the real estate leases contain variable lease payments, including payments based on a Consumer Price Index (“CPI”). Variable lease payments based on a CPI are initially measured using the index in effect at lease adoption. Additional payments based on the change in a CPI are recorded as a period expense when incurred.

As of the adoption date, we recognized a lease liability of $80.1 million and a corresponding ROU asset of $74 million; there was no equity impact from the adoption. The difference between the lease liability and the ROU asset primarily represents the existing deferred rent liabilities balances before adoption, resulting from historical straight-lining of operating leases, which was effectively reclassified upon adoption to reduce the measurement of the ROU asset.

Income taxes

We are subject to income taxes in Israel, the U.S., and other foreign jurisdictions. These foreign jurisdictions may have different statutory rates than in Israel. Income taxes are accounted in accordance with ASC 740, Income Taxes (“ASC 740”). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax basis as well as operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The financial effect of changes in tax laws or rates is accounted for in the period of enactment. Valuation allowances are provided when necessary to reduce deferred tax assets to the amount expected to be realized.

We recognize income tax benefits from uncertain tax positions only if we believe that it is more likely than not that the tax position will be sustained upon examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the financial statements from such uncertain tax positions are then measured based on the largest benefit that is more likely than not to be realized upon the ultimate settlement. Although we believe we have adequately reserved for our uncertain tax positions, we can provide no assurance that the final tax outcome of these matters will not be materially different. We make adjustments to these reserves when facts and circumstances change, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different from the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made. We classify interest and penalties on income taxes (which includes uncertain tax positions) as taxes on income.

Warrants Liability

We evaluated the Public Warrants and Private Placement Warrants (collectively, ‘‘Warrants’’) in accordance with ASC 815-40, ‘‘Derivatives and Hedging — Contracts in Entity’s Own Equity’’, and concluded that a provision in the Warrant Agreement related to certain tender or exchange offers, as well as provisions that provided for potential changes to the settlement amounts dependent upon the characteristics of the holder of the warrant, preclude the Warrants from being accounted for as components of equity.

As the Warrants meet the definition of a derivative as contemplated in ASC 815 and are not eligible for an exception from derivative accounting, the Warrants are recorded as derivative liabilities on the Balance Sheet and measured at fair value at inception (on June 29, 2021, the date of the Business Combination) and at each reporting date in accordance with ASC 820, ‘‘Fair Value Measurement’’, with changes in fair value recognized in the Statement of Operations in the period of change.

Business combinations

We account for business combinations using the acquisition method of accounting. we determine the recognition of intangible assets based on the following criteria: (i) the intangible asset arises from contractual or other rights; or (ii) the intangible asset is separable or divisible from the acquired entity and capable of being sold, transferred, licensed, returned or exchanged. We allocate the purchase price of business combinations to the tangible assets, liabilities and intangible assets acquired, based on their estimated fair values. The excess purchase price over those fair values is recorded as goodwill. During the measurement period, which may be up to one year from the acquisition date, we may record adjustments to the fair value of these tangible and intangible assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the Company’s consolidated statement of operations. The process of estimating the fair values requires significant estimates, especially with respect to intangible assets. Critical estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from customer contracts, merchant/network affiliate relationship, publisher relationship, technologies, tradenames and discount rates. We estimates fair value based upon assumptions that are believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.

Recent Accounting Pronouncements

See the section titled “Summary of Significant Accounting Policies” in Note 2 of the notes to our consolidated financial statements included elsewhere in our registration statement on Form F-1 filed with the SEC for more information.

Quantitative and Qualitative Disclosures about Market Risk

Market risk represents the risk of loss that may impact our financial position because of adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of exposure resulting from potential changes in inflation, exchange rates or interest rates. We do not hold financial instruments for trading purposes.

Foreign Currency Exchange Risk

A 10% increase or decrease of the NIS, euro, British pound sterling, or the Japanese yen against the U.S. dollar would have impacted the Consolidated Statements of Income (loss) as follows:

	Operating income impact Six Months Ended June 30,		Operating income impact Year Ended December 31,
	2021		2020		2019		2018
	(dollars in thousands)
	+10%	-10%	+10%	-10%	+10%	-10%	10%	-10%
NIS/USD	$(3,991)	$3,991	$(2,438)	$2,438	$(5,481)	$5,481	$(7,529)	$7,529
EUR/USD	$3,045	$(3,045)	$1,468	$(1,468)	$3,671	$(3,671)	$4,395	$(4,395)
GBP/USD	$(2,096)	2,096	$(2,475)	$2,475	$(5,072)	$5,072	$(3,875)	$3,875
JPY/USD	$912	$(912)	$780	$(780)	$1,765	$(1,765)	$1,780	$(1,780)

Interest Rate Risk

Interest rate risk is the risk that the value or yield of fixed-income investments may decline if interest rates change. Fluctuations in interest rates may impact the level of interest expense recorded on future borrowings. We do not enter into derivative financial instruments, including interest rate swaps, for hedging or speculative purposes.

Credit Risk

Credit risk with respect to accounts receivable is generally not significant, as we routinely assess the creditworthiness of our partners and clients. We generally have not experienced any material losses related to receivables from advertisers during the three years ended December 31, 2020. We do not require collateral. Due to these factors, no additional credit risk beyond amounts provided for collection losses is believed by management to be probable in our accounts receivable.

As of June 30, 2021, we maintained cash and cash equivalents primarily in banks in Israel, United States and United Kingdom. In the United States and United Kingdom, the Company deposits are maintained with commercial banks, which are insured by the U.S. Federal Deposit Insurance Corporation (“FDIC”) and Financial Services Compensation Scheme (“FSCS”), which is authorized by the Bank of England (acting in its capacity as the Prudential Regulation Authority (PRA), respectively. In Israel, commercial banks do not have government-sponsored deposit insurance. At various times, we have deposits in excess of the maximum amounts insured by the FDIC and FSCS. Historically we have not experienced losses related to these balances and believe our credit risk in this area is reasonable. As of June 30, 2021, we maintained balances of approximately $464.2 million and $27.7 million with U.S. banks in excess of the amounts insured by the FDIC and in the United Kingdom banks in excess of the amounts insured by the FSCS, respectively.